FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

57 Hamelacha Street, Holon, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

        An announcement is given to the fact that Crow Technologies 1977 Ltd. (the “Company”) has received from the Israeli Tax Authorities a Tax Assessment (“Assessment”) based upon “best judgment” for the years 2000 and 2001. According to the Assessment, the tax authorities did not recognize in the year 2000 Company expenses of approximately NIS 3.8 Million and did not recognize in the year 2001 Company expenses of approximately NIS 2.1 Million. Such non recognition, does not incur any tax obligation upon the Company, but rather reduces its losses for tax purposes, for such years, in said amounts. In addition, non permission to file a consolidated tax statement of the Company and the Company’s wholly owned subsidiary – Crow Electronic Engineering Ltd. (“Crow”) (claiming that three years from the transaction in which Crow was acquired in whole by the Company on May 29, 1999, were lapsed only in the year 2002 and not in the year 2001) results in an increase in the tax obligation of Crow for the year 2001 (as shall be further described below).

        The Company has reservations with respect to various parts of such Assessment and intends to file an appeal with the Israeli Tax Authorities with respect thereto.

        In addition, Crow has also received from the Israeli Tax Authorities a Tax Assessment (“Crow’s Assessment”) based upon “best judgment” for the years 1999 and 2001, according to which in the year 1999 and 2001, Crow incurred an additional tax obligation of approximately NIS 1 Million and NIS 1.9 Million respectively (included linkage to the Israeli consumer price index and interest).

        Crow has reservations with respect to various parts of the Crow’s Assessment and intends to file an appeal with the Israeli Tax Authorities with respect thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2005	Crow Technologies 1977 Ltd. BY: /S/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer